UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Evolent Health, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

30050B101

(CUSIP Number)

GLENN W. WELLING

ENGAGED CAPITAL, LLC

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 23, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30050B101

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,585,187
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,585,187
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,585,187
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 30050B101

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest XI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		31,800
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

31,800
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 30050B101

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,585,187
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,585,187
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,585,187
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 30050B101

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,585,187
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,585,187
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,585,187
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 30050B101

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,810,978
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,810,978
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,810,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 30050B101

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,810,978
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,810,978
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,810,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 30050B101

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,810,978
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,810,978
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,810,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 30050B101

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engaged Capital Flagship Master, Engaged Capital Co-Invest XI and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,585,187 Shares beneficially owned by Engaged Capital Flagship Master is approximately $34,082,397, including brokerage commissions. The aggregate purchase price of the 31,800 Shares beneficially owned by Engaged Capital Co-Invest XI is approximately $432,766, including brokerage commissions. The aggregate purchase price of the 193,991 Shares held in the Engaged Capital Account is approximately $2,564,689, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The sales of Shares reported herein were undertaken for the purposes of effectuating a portfolio rebalancing and in connection with the required winding down of a dedicated co-investment fund, Engaged Capital Co-Invest XI, pursuant to its terms, and are not an indication of the Reporting Persons’ view on the future prospects of the Issuer. The Issuer remains one of the largest positions in Engaged Capital’s portfolio.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (c) and (e) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 91,669,520 Shares outstanding as of July 29, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

As of the date hereof, Engaged Capital Flagship Master beneficially owned 2,585,187 Shares, constituting approximately 2.8% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 2,585,187 Shares owned by Engaged Capital Flagship Master, constituting approximately 2.8% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest XI beneficially owned 31,800 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, 193,991 Shares were held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

9

CUSIP No. 30050B101

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master and Engaged Capital Co-Invest XI and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 2,810,978 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest XI and held in the Engaged Capital Account, constituting approximately 3.1% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 2,810,978 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest XI and held in the Engaged Capital Account, constituting approximately 3.1% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 2,810,978 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest XI and held in the Engaged Capital Account, constituting approximately 3.1% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted therein.

(e)       As of August 23, 2022, the Reporting Persons ceased to beneficially own 5% or more of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Engaged Capital Flagship Master previously sold short exchange listed American-style call options referencing an aggregate of 340,000 Shares, which had an exercise price of $35.00 per Share and expired on August 19, 2022. As set forth on Schedule A, which is incorporated herein by reference. Engaged Capital Flagship Master purchased call options referencing an aggregate of 340,000 Shares, which had an exercise price of $35.00 per Share and expired on August 19, 2022 to cover its short position. Accordingly, Engaged Capital Flagship Master no longer has any exposure to such call options.

10

CUSIP No. 30050B101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2022

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest XI, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

11

CUSIP No. 30050B101

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

12

CUSIP No. 30050B101

SCHEDULE B

Transactions in Securities of the Issuer Since the Filing of Amendment No. 4 to Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

Sale of Common Stock	(80,705)	33.9020	07/21/2022
Sale of Common Stock	(6,421)	33.5901	07/25/2022
Sale of Common Stock	(8,425)	33.6279	07/26/2022
Sale of Common Stock	(3,070)	33.7436	07/26/2022
Sale of Common Stock	(5,833)	33.5509	07/26/2022
Sale of Common Stock	(3,439)	33.6900	07/27/2022
Sale of Common Stock	(14,057)	33.6743	07/27/2022
Sale of Common Stock	(135,748)	34.2833	07/28/2022
Sale of Common Stock	(13,920)	34.1186	07/29/2022
Sale of Common Stock	(10,059)	33.8068	07/29/2022
Sale of Common Stock	(12,815)	34.0837	07/29/2022
Sale of Common Stock	(24,588)	34.5874	08/01/2022
Sale of Common Stock	(10,214)	34.9441	08/01/2022
Sale of Common Stock	(22,146)	34.9390	08/02/2022
Purchase of August 2022 Call Option ($35.00 Exercise Price)[1]	3,400	0.2441	08/17/2022

1 Exchange-listed American-style call options with an expiration date of August 19, 2022 that were purchased to cover a short position.

CUSIP No. 30050B101

ENGAGED CAPITAL CO-INVEST XI, LP

Sale of Common Stock	(113,540)	33.9020	07/21/2022
Sale of Common Stock	(214)	33.6213	07/22/2022
Sale of Common Stock	(9,629)	33.5901	07/25/2022
Sale of Common Stock	(8,232)	33.5509	07/26/2022
Sale of Common Stock	(11,263)	33.6279	07/26/2022
Sale of Common Stock	(4,333)	33.7436	07/26/2022
Sale of Common Stock	(4,854)	33.6900	07/27/2022
Sale of Common Stock	(20,923)	33.6743	07/27/2022
Sale of Common Stock	(191,312)	34.2833	07/28/2022
Sale of Common Stock	(19,639)	34.1186	07/29/2022
Sale of Common Stock	(17,788)	34.0837	07/29/2022
Sale of Common Stock	(14,193)	33.8068	07/29/2022
Sale of Common Stock	(34,693)	34.5874	08/01/2022
Sale of Common Stock	(14,193)	34.9441	08/01/2022
Sale of Common Stock	(29,082)	34.9390	08/02/2022
Sale of Common Stock	(28,351)	37.1258	08/03/2022
Sale of Common Stock	(7,122)	36.8668	08/03/2022
Sale of Common Stock	(277,078)	36.5516	08/23/2022
Sale of Common Stock	(10,022)	36.1572	08/23/2022
Sale of Common Stock	(114,900)	36.8361	08/23/2022
Sale of Common Stock	(291,925)	35.7470	08/23/2022
Sale of Common Stock	(1,237,463)	36.0000	08/24/2022
Sale of Common Stock	(80,882)	36.6769	08/24/2022
Sale of Common Stock	(47,100)	36.9551	08/24/2022

ENGAGED CAPITAL, LLC
(Through the Engaged Capital Account)

Sale of Common Stock	(5,755)	33.9020	07/21/2022
Sale of Common Stock	(1,075)	33.5901	07/25/2022
Sale of Common Stock	(151)	33.6279	07/26/2022
Sale of Common Stock	(435)	33.5509	07/26/2022
Sale of Common Stock	(230)	33.7436	07/26/2022
Sale of Common Stock	(1,876)	33.6743	07/27/2022
Sale of Common Stock	(257)	33.6900	07/27/2022
Sale of Common Stock	(9,935)	34.2833	07/28/2022
Sale of Common Stock	(1,035)	34.1186	07/29/2022
Sale of Common Stock	(748)	33.8068	07/29/2022
Sale of Common Stock	(731)	34.0837	07/29/2022
Sale of Common Stock	(593)	34.9441	08/01/2022
Sale of Common Stock	(1,830)	34.5874	08/01/2022